UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 10.1 to this report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3D (File No. 333-206417).

Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: August 12, 2019	By:	/s/ Kevin Thomson
	Name:	Kevin Thomson
	Title:	Senior Executive Vice-President, Strategic Matters

EXHIBIT INDEX

Exhibits	Description

10.1	Amended and Restated Dividend Reinvestment Plan dated August 12, 2019

99.1	Q2 2019 Dividend Press Release dated August 12, 2019